Notice to ASX 2024 Half Year Results Presentation 31 July 2024 The Rio Tinto 2024 half year results presentation will be given today at 11:30am (AEST) / 2.30am (BST) by Rio Tinto Chief Executive, Jakob Stausholm and Chief Financial Officer, Peter Cunningham. The presentation slides are attached and also available at https://www.riotinto.com/en/invest/financial-news- performance/results. The live webcast will be available at https://www.riotinto.com/en/invest/financial-news-performance/results. There will be an additional Q&A session held by the Chief Executive and Chief Financial Officer at 17:00pm (AEST) / 08:00am (BST) today. Registration is available at https://www.riotinto.com/en/invest/financial-news-performance/results. EXHIBIT 99.15

Notice to ASX 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

2024 Half Year Results 31 July 2024 Oyu Tolgoi, Mongolia

©2024, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

©2024, Rio Tinto, All Rights Reserved 3 Cautionary and supporting statements (cont.) Simandou - Production Targets The estimated annualised capacity of approximately 60 million dry tonnes per annum (27 million dry tonnes Rio Tinto Share) iron ore for the Simandou life of mine schedule referenced in slides 15,16 and 19 was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Simandou iron ore project update”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Oyu Tolgoi - Production Targets The 500ktpa copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slide 12 and 19 were previously reported in a release to the ASX dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.

Jakob Stausholm Chief Executive Weipa, Queensland, Australia

©2024, Rio Tinto, All Rights Reserved 5 Growing through focus on our four objectives Care Courage Curiosity Excel in development Best operator Impeccable ESG S O C I A L L I C E N C E Finding better ways to provide the materials the world needs Simandou rail loop, Guinea

$7.1 bn 1% year-on-year ©2024, Rio Tinto, All Rights Reserved 6 Continued operational progress and profitably growing1 1All figures relate to H1 2024 unless noted otherwise. Year-on-year compares H1 2024 to H1 2023 | 2Based on long-term consensus pricing | 3Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2028 from existing portfolio and projects already in execution | 45-year average relates to H1 2019 to H1 2024 Underlying ROCE Dividends 177 US cps Equates to $2.9bn, payout of 50% in line with practice Underlying earnings $5.8 bn 1% year-on-year Operating cash flow Production (CuEq)2 2% Year-on-year change Underlying EBITDA ~3% CAGR from 2024 – 20283 19% 5-year average4 of 29% $12.1 bn (42% margin) 3% year-on-year

Peter Cunningham Chief Financial Officer Amrun, Queensland, Australia

©2024, Rio Tinto, All Rights Reserved 8 Consistent financial performance $bn, except where stated H1 2024 H1 2023 Comparison Consolidated sales revenue 26.8 26.7 +1% Underlying EBITDA 12.1 11.7 +3% Underlying earnings 5.8 5.7 +1% Net earnings 5.8 5.1 +14% Underlying ROCE 19% 20% -1% Cash flow from operations 7.1 7.0 +1% Share of capital investment1 3.7 3.0 +23% Free cash flow 2.8 3.8 -25% Total dividend 2.9 2.9 Total dividend per share ($) 1.77 1.77 Net debt (5.1) (4.2)2 17% Gudai-Darri, Pilbara, Australia 1 Purchases of property, plant and equipment and intangible assets of $4.0 billion, net of Equity or shareholder loan financing received/due from non-controlling interests of $349 million (accruals basis) | 2As at 31 December 2023

©2024, Rio Tinto, All Rights Reserved 9 Resilient pricing for our commodities Realised pricing H1 2024 H1 2023 Delta Iron ore (FOB $/dmt) 106 107 -1% Source: Rio Tinto, S&P Global, LME, CRU, Argus | 1Monthly average Platts (CFR) index for 62% iron fines | 2Average LME price | 3MWP = US Midwest premium | 4LME plus all-in premiums (product and market) • China’s crude steel production contracted by 2.7% YoY in H1 despite the 22% YoY increase in steel exports • Seaborne iron ore supply in H1 increased by 3% YoY to a record 770Mt • Strong seaborne supply supported China’s iron ore imports, which rose by 5% YoY to a record 640Mt in H1 0 50 100 150 200 250 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Jan-24 Jul-24 Iron ore (US$/dmt) HY Average 300 350 400 450 500 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Jan-24 Jul-24 Price (c/lb) HY Average 0 150 300 450 600 750 900 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Jan-24 Jul-24 LME Aluminium ($/t) HY Average MWP (RHS) US scrap discount (RHS) Iron ore1 CFR index -3% (1H24 vs 1H23) Copper LME2 +4% (1H24 vs 1H23) Aluminium LME2 +1% (1H24 vs 1H23) Realised pricing H1 2024 H1 2023 Delta Copper (c/lb) 419 396 +6% • LME copper price rallied in Q1 on the back of firm global demand and downward revision to copper mine supply • Chinese demand growth slowed into Q2, as rising prices temporarily hit demand Realised pricing H1 2024 H1 2023 Delta Aluminium ($/t)4 2,746 2,866 -4% • Aluminium price rallied in Q2 amid higher investor inflows • Market premiums ex-China rose from January 2024, amid tight supply of remelt units, low inventories and high ocean freight costs • US scrap discounts narrowed as scrap availability tightened 3

Stable pricing with active cost management delivering strong EBITDA generation

Underlying EBITDA
$bn


External $0 bn
Controllables +$0.4 bn
11.7
0.2
0.2
0.0
11.7
0.1
0.2
0.4
0.3
0.4
12.1
Copper +0.3
Iron ore[1] -0.2
Aluminium[2] -0.1
Other[3] -0.2
Energy +0.1
General inflation -0.3
Inflation on closure & remediation provisions -0.1
Aluminium raw materials +0.3
Iron ore -0.4
Copper +0.2
Aluminium[2], Minerals +0.1
Simandou +0.3
Iron ore -0.3
Minerals -0.1
Kennecott smelter shut & conveyor breakdown in H1 2023 +0.24
IOC forest fires in H1 2023 +0.05
Kitimat +0.1
Change in discount rate +0.1
Update to environmental & closure provisions +0.2
H1 2023 Underlying EBITDA
Prices
Exchange rates
Inflation & Market driven
Subtotal
Volumes & Mix
E&E[4] (net)
Cash unit cost increase[5]
Temporary unit cost factors[5]
Other
H1 2024 Underlying EBITDA

[1]Iron ore includes Pilbara, portside trading and IOC | [2]Aluminium includes alumina, bauxite and recycled aluminium | [3]Other Prices includes industrial minerals (-$0.1bn) and freight impact (-$0.1bn) | [4]Exploration and evaluation expenditure | [5]Total operating cash unit costs (+$0.2 billion) comprises aluminium raw materials (+$0.3 billion), temporary operational factors (+$0.3 billion) and cash unit cost increases (-$0.4 billion) | Note: Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals

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©2024, Rio Tinto, All Rights Reserved

10

©2024, Rio Tinto, All Rights Reserved 11 Solid cash generation, some impact from working capital $bn, except where stated H1 2024 H1 2023 Comparison Underlying EBITDA 12.1 11.7 +3% Tax paid (2.6) (2.4) Working capital outflow (0.7) (0.9) EAUs1 (EBITDA net of dividends) (0.8) (0.8) Utilisation of provisions (0.5) (0.5) Other (0.4) (0.1) Net cash generated from operating activities 7.1 7.0 +1% Purchases of PP&E (4.0) (3.0) +34% Lease principal payments (0.2) (0.2) Free cash flow2 2.8 3.8 -25% Cash conversion3 58% 60% -2pp 1Equity Accounted Unit | 2Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals | 3Cash conversion is Net cash generated from operating activities divided by Underlying EBITDA Working capital outflow of $0.7bn in H1 2024: • Draw down of royalties and taxes payable as prices fell in late 2023 • Seasonal movements in amounts due to JV partners and employees Step-up in capital expenditure in H1 2024: • Simandou growth capital • Increased investment in replacement projects

Moving forward with improvement at most assets

$bn, except where stated	Iron Ore Robust results	vs H1 23	Aluminium Strengthening our core business	vs H1 23	Copper Ramp-up at Oyu Tolgoi underground on track	vs H1 23	Minerals Lower production rates and challenging market conditions	vs H1 23
Production (mt)	157.4[1]	-2%	1.7[2]	3%	0.3[3]	+13%	0.5[4]	-16%
Underlying EBITDA	8.8	-10%	1.6	+38%	1.8	+67%	0.7	-%
EBITDA margin[5]	67%	-2pp	27%	+6pp	53%	+10pp	34%	+4pp
Capex	1.3	+15%	0.7	+18%	1.0	+6%	0.3	-11%
Free cash flow	5.0	-11%	0.4	+136%	0.1		(0.0)	
ROCE[6]	55%	-8pp	7%	+3pp	7%	+3pp	12%	-1pp
Performance	• Production above 5-year average H1 rate, despite train collision in Q2 • On-track for 5mt from SPS in 2024 • Unit cost guidance in 2024 unchanged, with continued focus on controllable costs • Advancing next tranche of replacement mines		• Step change in bauxite production supported by SPS • Continued focus on reducing fixed costs and improving margins • Progress on decarbonisation (Boyne and NZAS renewable energy solutions) • Investing to strengthen our Atlantic business (Matalco and AP60)		• Oyu Tolgoi on track to deliver 500ktpa from 2028 to 2036[7] • Kennecott smelter continuing normal operation following rebuild in 2023, managing geotechnical risk in the mine • Unit cost guidance in 2024 unchanged, as we benefit from higher production		• Lower volumes with furnaces offline as we respond to weak TiO_2 market conditions • IOC production expected to be weighted to H2 supported by seasonal factors • Rincon on track for first lithium production from starter plant by end of 2024	

RioTinto

[1]Pilbara, 100% basis | [2]Aluminium, Rio Tinto share | [3]Mined copper, consolidated basis | [4]TiO_2, Rio Tinto share | [5] Iron Ore is the underlying free on board (FOB) EBITDA margin defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue. Aluminium is the integrated operations EBITDA margin. Copper and Minerals is the product group operations EBITDA margin | [6]ROCE is defined as underlying earnings excluding net interest divided by average capital employed | [7]See supporting references for the production target on slide 3

©2024, Rio Tinto, All Rights Reserved

12

©2024, Rio Tinto, All Rights Reserved 13 We are deepening the maturity of SPS at existing sites SPS case study: Amrun mine3 Asset Management Uplift Program SPS deployment Now at 26 sites Weipa, Tom Price and Robe Valley achieved best demonstrated throughput rates1 in H1 2024 1Over a 90-day period | 2H1 2024 versus H2 2023 excluding major shutdowns | 3Our Weipa operations includes three bauxite mines: East Weipa, Andoom and Amrun | 4Feed rate increase seen in April to June 2024 | 5Tom Price low grade plant Safety – improvement in AIFR Variability – reduction in monthly standard deviation Equipment utilisation Yarwun -69% Robe Valley -37% Gudai-Darri plant +12% West Angelas -49% Tom Price LG plant5 -31% Tom Price LG plant5 +7% Top performers at deployed sites in H1 20242 3 6 9 Q 1 2 1 Q 2 2 1 Q 3 2 1 Q 4 2 1 Q 1 2 2 Q 2 2 2 Q 3 2 2 Q 4 2 2 Q 1 2 3 Q 2 2 3 Q 3 2 3 Q 4 2 3 Q 1 2 4 Q 2 2 4 +13% Record Q2 at Amrun, operating above nameplate Production, Mt per quarter (dry) 9% Increasing plant feed rate4 229hr p.a Reducing scheduled losses

©2024, Rio Tinto, All Rights Reserved 14 Consistent capital allocation, balancing essential capex with shareholder returns and growth Essential capex1 ($bn) Integrity, Replacement, Decarbonisation 01 Interim ordinary dividends 40-60% of underlying earnings on average through the cycle2 02 Iterative cycle of…03 Declared basis 3.9 4.3 4.0 4.0 4.0 2.2 1.6 2.5 2.5 2.5 0.5 0.7 0.1 2022 0.2 2023 0.3 2024F 2025F 2026F 6.2 6.1 Sustaining Replacement Decarbonisation 1All capex guidance is subject to ongoing inflationary pressures and exchange rates | 2Shareholder returns on a declared basis, excluding divestment proceeds returned to shareholders 2022 2023 2024F 2025F 2026F 0.6 0.9 Simandou Oyu Tolgoi Kennecott underground Other Growth capex1 $bn up to $3bn per year 0.8 2.0 2.2 2.5 2.5 6.1 4.3 2.9 2.9 H1 2016 H1 2017 H1 2018 H1 2019 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 ~$7bn per year Further cash returns to shareholders Debt management Compelling growth

©2024, Rio Tinto, All Rights Reserved 15 Simandou high grade iron ore project advancing at pace Project milestones 20252024 20282026 Simfer spur line completion 2027 Main rail line completion Ramp-up to 60Mtpa 1 complete Construction progress Construction milestone Production milestone Camps Mine Rail Port and shipping First ore (mine gate)Early crusher Simfer port (TSVs) capacity at 40Mtpa Simfer port (TSVs) at full capacity of 60Mtpa 1 Shipping through WCS port (barges) Rail tunnel Bridge piers Port car dumper 1See supporting references for the production target on slide 3

Simandou expenditure summary

	Simfer ($bn)	Rio Tinto share ($bn)	Rio Tinto share spent to date ($bn)
Mine and TSVs, owned and operated by Simfer:			
60Mtpa[1] mine at Simandou South (blocks 3 & 4) to be constructed by Simfer	$5.1	$2.7	$0.6
Co-developed infrastructure, owned and operated by CTG once complete[2]:			
Simfer scope Rail: 70km rail-spur from Simfer mine to the mainline, including rolling stock Port: 60Mtpa TSV port	$3.5	$1.9	$0.3
WCS scope Port and rail infrastructure including a 552 km heavy haul rail system[3]	$3.0	$1.6	-
Total expenditure (nominal terms)	$11.6	$6.2	$0.9

Total $0.4bn (Rio Tinto share) spent in H1 2024

Payments received from our Simfer JV partner CIOH in 2024 include:

- $0.4bn in June for prior year expenditures
- $0.6bn in July for capital expenditure to June

$5.3bn of capital remaining (Rio Tinto share)

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[1]See supporting references for the production target on slide 3 | [2]A true-up mechanism will apply between Simfer and WCS to equalise their out of pocket costs of constructing the co-developed rail and port infrastructure | [3]Comprised of a 536km mainline and a 16km spur

©2024, Rio Tinto, All Rights Reserved

16

$2.9bn of dividends declared for H1 2024 50% payout, in line with our practice and with the intention that the balance between interim and final dividend be weighted to the final Consistent eight-year track record of shareholder returns 0 10 20 30 40 50 60 70 80 90 100 2016 2017 2018 2019 2020 2021 2022 2023 2024 2016 - 2023 Full Year Ordinary dividend Full Year Additional return Interim Ordinary dividend 17 Consistent delivery of attractive dividends ©2024, Rio Tinto, All Rights Reserved1On a declared basis, excluding divestment proceeds returned to shareholders Shareholder returns1 of 40-60% of underlying earnings on average through the cycle Payout ratio (%)

Jakob Stausholm Chief Executive Rincon lithium project, Argentina

Our growth is accelerating, from value accretive options

Rio Tinto CuEq[1] production



↑ 1% YoY
↑ 3% YoY
↑ ~2%² YoY
↑ ~3%³ CAGR
2018
2019
2020
2021
2022
2023
2024F
2025F
2026F
2027F
2028F



Existing assets
Pilbara Iron Ore
Bauxite
Oyu Tolgoi
Aluminium
Organic growth
Simandou
AP60
Rincon
Acquisitions
Rincon
TRQ
Matalco

Step-change in production, particularly from our aluminium and copper businesses, while Pilbara Iron Ore remains resilient

We are deepening the maturity of the Safe Production System at existing sites

Pilbara Iron Ore on track for mid-term capacity of 345 to 360Mtpa (100% basis), subject to delivery of next tranche of replacement mines

Ambition to deliver a CuEq production CAGR of around 3% from 2024 to 2028 from existing operations and projects in execution:

- Oyu Tolgoi ramping up to deliver 500ktpa[4] of copper production from 2028 to 2036
- Simandou first production of high-grade iron ore is on track for 2025, ramping up to 60Mtpa[4] (from Blocks 3 and 4)
- Incremental creep at other operations

Delivering attractive shareholder returns while maintaining a strong balance sheet

RioTinto

[1]Copper equivalent production based on long-term consensus pricing | [2]2024F copper equivalent production is a forecast based on mid-point production guidance or top / bottom of the range as noted in our Second Quarter Operations Review | [3]Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2028 from existing portfolio and projects already in execution | [4]See supporting references for the production target on slide 3

©2024, Rio Tinto, All Rights Reserved

19

©2024, Rio Tinto, All Rights Reserved 20 Our production is at an inflection point We have stabilised our Pilbara operations and we are now seeing growth across our business 1Production growth between H1 2024 and H1 2023 Aluminium Step change in performance at our assets Copper Oyu Tolgoi underground approaching key project milestones Minerals First lithium production from Rincon is imminent Bauxite production up 10%1 SPS embedded and delivering Entered recycling with Matalco Conveyor to surface 97% complete Works to be finalised in 2025 with delivery of concentrator conversion and primary crusher 2 First production from Rincon starter plant expected by end-2024, with feasibility study for full-scale plant expected to complete in Q3 2024 Jadar has potential as a world-class lithium-borates asset

We are targeting value accretive decarbonisation[1]

On track to meet industry-leading 2030 targets

Repowering our assets to transition to a sustainable future



2.2GW PPAs for Boyne
Bringing online new renewables equivalent to 10% of Queensland's power demand



Pilbara renewables
Progressing solar projects with Ngarluma (80MW) and Yindjibarndi (75MW)



NZAS future secured
20-year low carbon arrangements supporting local grid and new wind development



140MW Khangela Emoyeni wind farm
Second major PPA for RBM operation in South Africa

Developing industry breakthroughs



BlueSmelting™ demonstration
One year of safe operations validating in-house technology to reduce furnace emissions



Battery electric truck pilots
Rio Tinto – BHP industry collaboration



Nuton™ technology
Developing our path to deployment with nine partnerships in four countries



Hydrogen calcination pilot
Construction is underway at Yarwun for this world first technology

Partnering to invest in value chain decarbonisation


ELYSIS
ELYSIS

ELYSIS™
$285m to progress carbon free aluminium demonstration plant



BioIron™ R&D facility
$143m pilot in low carbon steelmaking technology in Western Australia



Electric Smelting Furnace Pilot
Rio Tinto - BlueScope - BHP steelmaking partnership



Investing in low-carbon technology
Investments with Highview Power and Evok

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[1]Based on legislated and forecast carbon pricing to meet the 2030 target, subject to change as project definition continues to improve

©2024, Rio Tinto, All Rights Reserved
21

Continued operational progress ©2024, Rio Tinto, All Rights Reserved 22 Weipa Finding solutions to complex challenges Simandou Significant growth creating value Oyu Tolgoi

Other financials ©2024, Rio Tinto, All Rights Reserved 24

Disciplined approach is unchanged, we intend to maintain it throughout the cycle • Balance sheet strength is an asset. Offers resilience and creates optionality Principles-based approach to anchor balance sheet around a single A credit rating • Moody’s: A1 (stable), S&P: A (stable) • No net debt target Our financial strength allows us to simultaneously: • Invest with discipline for growth and decarbonisation (up to $10bn per year in total capex depending on opportunities) • Continue to pay attractive dividends in line with our policy (consistent eight-year track record) ©2024, Rio Tinto, All Rights Reserved 25 Balance sheet remains strong $bn June 2024 Dec 2023 Net cash generated from operating activities 7.1 15.22 Share of capital investment 3.71 7.12 Dividend paid in period 4.1 6.52 Net debt (5.1) (4.2) Cash and liquid resources 9.7 10.5 Revolving credit facility (5-year maturity) 7.5 7.5 Net debt (cash)/Underlying EBITDA 0.21x 0.18x Gearing 8% 7% Weighted average debt maturity 11 yrs 12 yrs 1 Purchases of property, plant and equipment and intangible assets of $4.0 billion, net of Equity or shareholder loan financing received/due from non-controlling interests of $349 million (accruals basis) | 2 2023 full year

Simplified earnings by Business Unit for H1 2024

	Atlantic Aluminium	Pacific Aluminium	Copper	Pilbara
Sales volume	1,125kt	530kt	361kt[5]	136.2Mt[8]
Average benchmark price	$2,358/t	$2,358/t	412c/lb[6]	$106.1/dmt[9]
Premiums, provisional pricing, by-product sales, product mix, other	$466/t[2]	$216/t[2]	85c/lb	$(0.3)/dmt
Revenue per unit	$2,824/t[3]	$2,592/t[3]	497c/lb	$105.8/dmt
Unit cost[1]	$1,655/t[4]	$1,973/t[4]	211c/lb[8]	$23.2/t
Other costs per unit	$460/t	$257/t	23c/lb	$17.6/t[10]
Margin per unit	$710/t	$344/t	263c/lb	$65/t
Total EBITDA ($m)	811[11]	182	2,093	8,856

[1]Calculated using production volumes | [2]Includes Midwest premium duty paid, which was 59% of our volumes in first half 2024 and value added premiums which were 45% of the primary metal we sold | [3]Segmental revenue per Financial Information by Business Unit includes other revenue not included in the realised price | [4]Includes costs before casting | [5]Copper consolidated share, Kennecott and Oyu Tolgoi at 100%, Escondida at 30% | [6]Average LME | [7]C1 copper unit costs on a gross basis (excluding by-product credits) | [8]Consolidated basis | [9]Platts (FOB) index for 62% iron fines | [10]Includes freight and royalties | [11]Includes EBITDA from Matalco

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©2024, Rio Tinto, All Rights Reserved 27 Iron Ore Financial metrics ($bn) H1 2024 H1 2023 comparison 2024 guidance Segmental revenue 15.2 -3% EBITDA 8.8 -10% Margin (FOB)3 67% -2pp Operating cash flow 6.3 -7% Capex 1.3 +15% Sustaining ~$1.84 Free cash flow 5.0 -11% Underlying ROCE 55% -8pp Average realised price1,3 ($/t) 105.8 -1% Unit cost2,3 ($/t) 23.2 9% 21.75 - 23.5 Shipments3 (Mt, 100% basis) 2024 guidance H1 2024 2023 2022 2021 2020 2019 Pilbara Blend 91.3 201.5 203.9 202.9 232.7 228.1 Robe Valley 16.2 29.3 25.5 25.2 30.3 27.4 Yandicoogina 23.6 53.5 56.9 56.9 57.7 57.1 SP10 27.2 47.5 35.4 36.6 9.9 14.8 Total 323 – 338 158.3 331.8 321.6 321.6 330.6 327.4 1Dry metric tonne, FOB basis | 2Unit costs are based on operating costs included in EBITDA and exclude royalties (State and third party), freight, depreciation, tax and interest. Unit costs are stated at an Australian dollar exchange rate of 0.66 for H1 2024 actuals and 0.66 for 2024 guidance | 3Pilbara only. All other figures reflect Pilbara operations, portside trading and Dampier Salt | 4Subject to ongoing inflationary pressure

©2024, Rio Tinto, All Rights Reserved 28 Aluminium Production (Mt, Rio Tinto share) 2024 guidance H1 2024 2023 2022 2021 2020 2019 Bauxite 53 – 56* 28.1 54.6 54.6 54.3 56.1 55.1 Alumina 7.0 – 7.3 3.5 7.5 7.5 7.9 8.0 7.7 Aluminium 3.2 – 3.4 1.7 3.3 3.0 3.2 3.2 3.2 * Around the top end 1LME plus all-in premiums (product and market). | 2Platts Alumina Index (PAX) FOB Australia Financial metrics ($bn) H1 2024 H1 2023 comparison Segmental revenue 6.5 4% EBITDA 1.6 38% Margin (integrated operations) 27% 6pp Operating cash flow 1.1 43% Capex (excl. EAUs) 0.7 18% Free cash flow 0.4 136% Underlying ROCE 7% 3pp Aluminium realised price1 2,746 -4% Average alumina price2 400 14%

©2024, Rio Tinto, All Rights Reserved 29 Composition of alumina and aluminium production costs Alumina refining Production cash costs Aluminium smelting (hot metal) Input Costs (Index price) H1 2023 H2 2023 H1 2024 Inventory Flow3 FY24 Annual Cost Sensitivity Caustic Soda1 ($/t) 424 369 376 3 – 4 months $11m per $10/t Natural Gas2 ($/mmbtu) 2.54 2.79 2.21 0 - 1 month $4m per $0.10/GJ Brent Oil ($/bbl) 79.7 85.5 84 N/A $2m per $10/barrel Input Costs (Index price) H1 2023 H2 2023 H1 2024 Inventory Flow3 FY24 Annual Cost Sensitivity Alumina4 ($/t) 352 335 400 1 - 2 months $65m per $10/t Petroleum Coke5 ($/t) 631 491 394 2 - 3 months $11m per $10/t Coal Tar Pitch6 ($/t) 1,386 1,130 958 1 - 2 months $3m per $10/t 4. Australia (FOB) 5. US Gulf (FOB) 6. North America (FOB) 1.North East Asia FOB 2.Henry Hub 3.Based on quarterly standard costing (moving average) 32% 34% 32% 36% 39% 31% 31% 31% 31% 32% 23% 22% 24% 20% 17% 14% 13% 13% 13% 12% FY 2022 FY 2023 H1 2023 H2 2023 H1 2024 100% 100% 100% 100% 100% Energy Caustic Bauxite Conversion 17% 21% 20% 22% 22% 2% 19% 18% 18% 19% 19% 21% 21% 23% 19% 16% 41% 38% 37% 38% 41% FY 2022 2% FY 2023 2% H1 2023 2% H2 2023 2% H1 2024 100% 100% 100% 100% 100% Alumina Carbon Power Materials Conversion

Copper

Financial metrics ($bn)	H1 2024	H1 2023 comparison	2024 guidance
Segmental revenue	4.4	26%	
EBITDA	1.8	67%	
Margin (integrated operations)	53%	10pp	
Operating cash flow	1.1	169%	
Capex (excl. EAUs)	1.0	6%	
Free cash flow	0.1		
Underlying ROCE[1]	7%	3pp	
Copper realised price (c/lb)[2]	419	6%	
Unit cost (c/lb)[3]	147	-20%	140 – 160

Production (Mt, Rio Tinto share)	2024 guidance	H1 2024	2023	2022	2021	2020	2019
Mined copper (consolidated basis)[4]	660 – 720*	327	620	607	602	627	675
Refined copper	230 – 260	125	175	209	202	155	260

* Around the bottom end

[1]Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed | [2]Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in H1 2024 by $93m (2023 first half negative impact of $10m) | [3]Unit costs for Kennecott, Oyu Tolgoi and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage | [4]2024 mined copper guidance and prior periods production includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida

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1Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed ©2024, Rio Tinto, All Rights Reserved 31 Minerals Production (Rio Tinto share) 2024 guidance H1 2024 2023 2022 2021 2020 2019 IOC (Mt) 9.8 – 11.5 4.8 9.7 10.3 9.7 10.4 10.5 Borates – B2O3 content (kt) ~0.5Mt 246 495 532 488 480 520 Titanium dioxide slag (kt) 0.9 – 1.1Mt 492 1,111 1,200 1,014 1,120 1,206 Financial metrics ($bn) H1 2024 H1 2023 comparison Segmental revenue 2.7 -5% EBITDA 0.7 - Margin (product group operations) 34% 4 pp Operating cash flow 0.3 200% Capex 0.3 -11% Free cash flow (0.0) Underlying ROCE1 12% -1 pp

©2024, Rio Tinto, All Rights Reserved 32 Modelling EBITDA Average published price/ exchange rate for H1 2024 US$m impact on full year 2024 underlying EBITDA of a 10% change in prices/exchange rates Aluminium - US$ per tonne 2,358 1,212 Copper - US cents per pound 412 627 Gold - US$ per troy ounce 2,203 74 Iron ore realised price (FOB basis) - US$ per dry metric tonne 105.8 2,662 Australian dollar against the US dollar 0.66 752 Canadian dollar against the US dollar 0.74 320 Oil (Brent) - US per barrel 84 183 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital Underlying EBITDA sensitivity

©2024, Rio Tinto, All Rights Reserved 33 Simandou expenditure summary H1 2024 Actuals $m Cash capital expenditure, 100% Simfer basis (page 59 of HY24 press release) (742) Operating assets as of December 2023 (page 59 of HY24 press release) 738 Cash capital expenditure (PP&E) 742 Cash calls paid by CIOH (page 31 of HY24 press release) (411) Other (working capital, non-controlling interest etc.) 123 Operating assets as of 30 June 2024 (page 60 of HY24 press release) 1,192 Simfer (100%) capital expenditure incurred to 30 June 2024 Relating to changes in working capital, non- controlling interest and other balances Relating to CIOH payment of its share of cash expenditures until the end of 2023 for the Simandou project on 28 June

€417m bond with 2.875% coupon matures in December 2024 No further corporate bond maturities until 2028 At 30 June weighted average outstanding debt maturity of corporate bonds ~15 years (~11 years for Group debt) Liquidity remains strong under stress tests $7.5bn back-stop Revolving Credit Facility matures in November 2028 ©2024, Rio Tinto, All Rights Reserved 34 Debt maturity profile $m 1Based on June 2024 accounting value. The debt maturity profile shows ~$1.4bn of capitalised leases under IFRS 16 At 30 June 20241 0 500 1,000 1,500 2,000 2 0 2 4 2 0 2 5 2 0 2 6 2 0 2 7 2 0 2 8 2 0 2 9 2 0 3 0 2 0 3 1 2 0 3 2 2 0 3 3 2 0 3 4 2 0 3 5 2 0 3 6 2 0 3 7 2 0 3 8 2 0 3 9 2 0 4 0 2 0 4 1 2 0 4 2 2 0 4 3 2 0 4 4 2 0 4 5 2 0 4 6 2 0 4 7 2 0 4 8 2 0 4 9 2 0 5 0 2 0 5 1 2 0 5 2 2 0 5 3 2 0 5 4 External borrowings Leases

Guidance ©2024, Rio Tinto, All Rights Reserved 35

©2024, Rio Tinto, All Rights Reserved 36 Balancing near-term returns to shareholders Further cash returns to shareholders Compelling growth Debt management Essential capex Integrity, Replacement, Decarbonisation1 Ordinary dividends2 Iterative cycle of3

©2024, Rio Tinto, All Rights Reserved 37 Group level financial guidance 2024 2025 2026 Share of capital investment Total Group Up to $10bn Up to $10bn Up to $10bn Group Growth Capex Up to $3bn Up to $3bn Up to $3bn Group Sustaining Capex ~$4bn ~$4bn ~$4bn Pilbara Sustaining Capex ~$1.8bn1,2 ~$1.8bn1,2 ~$1.8bn1,2 • Replacement capital of $2-3bn per year Effective tax rate ~30% Returns Total returns of 40 – 60% of underlying earnings through the cycle 1Pilbara sustaining capex included within Group sustaining | 2Calculated in real terms

Product group level guidance

	2024 Production Guidance
Pilbara iron ore shipments	323 – 338Mt[1] (100% basis)
Copper	
Mined Copper (consolidated basis)[2]	660 – 720kt[3]
Refined Copper	230 – 260kt
Aluminium	
Bauxite	53 – 56Mt[4]
Alumina	7.0 – 7.3Mt
Aluminium	3.2 – 3.4Mt
Minerals	
TiO_2	0.9 – 1.1Mt
IOC pellets and concentrate[5]	9.8 – 11.5Mt
B_2O_3	~0.5Mt

	2024 Unit cost guidance
Pilbara Iron ore ($/tonne)[6]	$21.75 – $23.5
Copper C1 (US cents/lb)	140 – 160

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[1]Pilbara shipments guidance remains subject to weather, market conditions and management of cultural heritage | [2]Includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida | [3]Around the bottom end | [4]Around the top end | [5]Iron Ore Company of Canada | [6]FY24 guidance is based on A$:US$ exchange rate of 0.66

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Common acronyms

$	United States dollar	FOB	Free On Board	Pa	Per annum
€	Euro	FY	Full Year	QAL	Queensland Alumina Limited
AIFR	All Injury Frequency Rate	G&A	General and Administrative	R&D	Research and Development
Al	Aluminium	GJ	Gigajoules	RC	Refining charge
B_2O_3	Boric oxide	GDI	Gudai-Darri	RHS	Right hand side
bbl	One barrel	IOC	Iron Ore Company of Canada	ROCE	Return on capital employed
Al	Aluminium	JV	Joint Venture	RT	Rio Tinto
bn	Billion	km	Kilometre	RTK	Rio Tinto Kennecott
c/lb	US cents per pound	Kt	Thousand tonnes	RT Share	Rio Tinto share
Capex	Capital expenditure	Ktpa	Thousand tonnes per annum	S&P	Standard & Poor's
CFR	Cost and freight	KUC	Kennecott Utah Copper	SPS	Safe Production System
CIOH	Chinalco Iron Ore Holdings Consortium	LG	Low Grade	T	Tonne
Cps	Cents per share	LME	London Metal Exchange	TC	Treatment charge
CSP	Communities and Social Performance	M	Millions	TiO_2	Titanium dioxide
CTG	Compagnie du TransGuinéen	Mmbtu	One million British thermal units	TP	Tom Price
Cu	Copper	Mt	Million tonnes	TSV	Transhipment vessel
CuEq	Copper equivalent	Mtpa	Million tonnes per annum	US	United States
dmt	Dry Metric Tonne	MW	Megawatt	USD	United States dollar
dmtu	Dry Metric Tonne Unit	MWh	Megawatt hour	VAP	Value-added product
E&E	Exploration and Evaluation	MWP	Midwest premium	WCS	Winning Consortium Simandou
EAU	Equity accounted unit	NPV	Net present value	Wmt	Wet metric tonne
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	NZAS	New Zealand's Aluminium Smelter	YoY	Year on Year
ESG	Environmental, Social, and Governance	OT	Oyu Tolgoi		

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